

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 12, 2008

By Facsimile and U.S. Mail

Mr. Douglas J. Rowe
President and Chief Executive Officer
Birch Mountain Resources Ltd
Suite 300, 250 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3H7

> **Re:** **Birch Mountain Resources Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2006**
> **Filed April 4, 2007**
> **Response Letter Dated February 14, 2008**
> **File No. 001-32475**

Dear Mr. Rowe:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated February 14, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2006

Management's Report on Internal Control Over Financial Reporting

1. We have reviewed your response to prior comment number one. As previously requested, please expand your disclosure to clearly state management's conclusion with respect to the assessment of your internal controls over financial reporting in your report on internal control over financial reporting.

Note 27. Material Differences Between Canadian and United States Generally Accepted Accounting Principles

2.   We note your response to comment four of our letter dated December 12, 2007 which indicates stripping costs during production, which are capitalized under Canadian GAAP as a betterment of the mineral property, would be expensed under US GAAP. Please clarify why the US GAAP adjustment to reduce mineral properties by $1,750,000 was not entirely offset by the US GAAP adjustments to increase inventory by $1,479,787 and increase cost of sales by $229,639. In addition, please clarify how you account for stripping costs incurred during the development stage under US GAAP.

Engineering Comment

3.   Please supplementally provide your annual mine production, annual sales tonnage, along with your sales unit price by major product.

        In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

        If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

                                 Sincerely,

                                 Jill Davis
                                 Branch Chief